Exhibit 99.1

MY Completes the Repayment of RMB1.0 Billion Medium-term Notes

ZHONGSHAN, China, January 12, 2015 /PRNewswire/ — China Ming Yang Wind Power (NYSE: MY) (“Ming Yang” or the “Company”), today announced that one of its primary operating subsidiaries, Guangdong Mingyang Wind Power Industry Group Co., Ltd. (“GMWP”), has successfully repaid its RMB1.0 billion RMB-denominated unsecured three-year medium-term notes (the “Notes”) in full on time. The total payments of the principal amount and interests with respect to the Notes were approximately RMB1.26 billion.

The Notes were issued on January 13, 2012 under the agreement with the PRC National Association of Financial Market Institutional Investors at a fixed annual interest rate of 8.5%, which were primarily used to enhance GMWP’s working capital.

“Ming Yang maintains a positive net cash balance after repaying the Notes and may continue to seek additional financing alternatives at proper time and on reasonable terms, in order to support the growth of the Company” said Mr. Zhang Chuanwei, chairman and chief executive officer of Ming Yang. “And this would help satisfy the needs of our growing operation and development of our business expansion. Besides, it would also provide capital funds to further develop innovative onshore and offshore wind turbine models for our customers, and to gain and secure our market share.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “to be,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2013.

For further information, please visit the Company’s website: ir.mywind.com.cn

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Johnson Zhang

+86-760-2813-8898

ir@mywind.com.cn

http://ir.mywind.com.cn

SOURCE China Ming Yang Wind Power Group Limited